INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at May 12, 2008 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in United States dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the “Company”) for use at the annual general meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment of Proxies

The individuals named in the accompanying proxy form are directors or officers of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person’s name in the blank space on the proxy form.

Voting by Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the Shareholder, such Shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed proxy form confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed proxy forms must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company, 2nd Floor – 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “Non-Registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a Nominee or Intermediary such as a brokerage firm through which they purchased the Shares. Such Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or clearing agencies such as The Canadian Depository for Securities Limited. If you purchased your Shares through a broker, you are likely a Non-Registered Holder.

These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Intermediaries (through their service providers). If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proposed voting instructions. Please return your voting instructions as specified in the request for voting instructions.

These materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form, and return the form in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the meeting.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder’s attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 500,000,000 common shares without par value, of which 19,958,124 Shares are issued and outstanding as of May 12, 2008. Any Shareholder of record at the close of business on May 22, 2008 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held. The Company has no other classes of voting securities.

To the best of the knowledge and belief of the directors and executive officers of the Company, as of May 12, 2008 the following persons or companies beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Northland Properties Corporation(1)	2,020,626	10.12%

(1)	Northland Properties Corporation (“NPC”) is the beneficial owner of these Shares. NPC is related to R. Thomas Gaglardi, a director of the Company.

Election of Directors

The Company’s board of directors is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Douglas Carlson and Iain Harris, the directors in Class II, will expire at the conclusion of the Meeting. Mr. Harris is retiring as a director of the Company, and is not seeking reelection, after 12 years of service to the Company. The terms of office of the directors in Classes III and I expire at the 2009 and 2010 annual general meetings, respectively.

The persons named below will be presented for election at the Meeting as management’s nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company (1) , Province/State and Country of Residence	Principal Occupation (2)	Director Since	Term Expires	Common Shares Held (3)	Stock Options Held
Douglas Carlson,(4,5,6) Director Colorado, USA	CEO of Zinio Systems, VIVMAG and Wakaya Club resort in Fiji. Formerly the CEO and co-founder of Fiji Water Holdings, LLC.	June 1999	June 2008	115,667	43,333

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (1) , Province/State and Country of Residence	Principal Occupation, Business or Employment(2)	Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)	Stock Options Held
Stephen K. Fane(4) Director British Columbia, Canada	Mr. Fane is currently President of New Century Holdings Ltd. Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006. Former partner in Coopers & Lybrand, a predecessor firm to PriceWaterhouseCoopers	October 2007	June, 2009	0	50,000
Thomas Gaglardi Director British Columbia, Canada	President, Northland Properties Corporation and Chairman & CEO of Sandman Hotels, Inns & Suites, Moxie’s Restaurants, LP, Shark Clubs of Canada, Inc. and Denny’s Restaurants of Canada.	October 1998	June 2009	2,095,626 (7)	100,000
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	July 2010	723,259	500,000
Jonathan Merriman(5) Director California, USA	CEO of Merriman Curhan Ford & Co., a securities broker-dealer and investment bank.	January 1999	July 2010	277,792	100,000

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)	Each of the nominees named above has held the principal occupation or employment indicated for at least five years, except as set forth above.
(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned or over which control or direction is exercised, directly or indirectly, by the nominees is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(4)	Member of the Company’s Audit Committee, each of whom is independent as defined in Canadian and US securities legislation.
(5)	Member of the Company’s Compensation Committee.
(6)	Member of the Company's Nominating and Corporate Governance Committee.
(7)	2,020,626 of these Shares are held by Northland Properties Corporation, a company related to Mr. Gaglardi.

If Mr. Carlson is elected, he will hold office as a director until the conclusion of the 2011 annual general meeting of the Company, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

Executive Compensation

Form 51-102F6, Statement of Executive Compensation, requires the disclosure of compensation received by each “Named Executive Officer” of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer;

(b)	the Company’s chief financial officer;

(c)

each of the Company’s three most highly compensated executive officers other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CAD$150,000 (US$143,294) per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 29, 2008, the Company and its subsidiaries had six Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years, converted to U.S. dollars. Compensation for each Named Executive Officer is paid by the Company in Canadian dollars. As the Canadian:U.S. dollar exchange rate has increased by 8.7% during the fiscal year ended February 29, 2008, that implies an increase in compensation when none has occurred in Canadian dollars.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2008 2007 2006	nil nil nil	nil nil nil	504,394 80,245 450,070(1) 73,840(1) 400,400(1) 70,070(1)	nil nil 500,000(2)	1,679 1,334 1,101

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the year (#)	Life insurance premiums (US$)
Donna Louis, (3) CFO	2008 2007 2006	150,165(4) 138,618 125,125	nil nil nil	nil nil nil	100,000(5) nil 50,000(6)	1,412 1,262 995
Don Haliburton, (7) CFO	2008 2007 2006	87,496(8) nil nil	nil nil nil	nil nil nil	40,000(9) nil nil	718 nil nil
Patrick Wilson, Exec. VP of Sales	2008 2007 2006	216,363 180,900 160,951	nil nil nil	nil nil nil	nil nil nil	1,650 1,333 1,142
Dave Read, Executive Vice President	2008 2007 2006	nil nil nil	nil nil nil	194,134(10) 183,488(10) 210,88710)	100,000(11) nil 50,000(12)	nil nil nil
Sinan ALZubaidi, Vice President of Bottling Operations	2008 2007 2006	119,044 105,485 100,100	21,780 20,042 16,683	4,776 4,395 4,171	Nil Nil 13,504 (13)	1,147 427 266

(1)

McRae Ventures, Inc., a company with a director in common with the Company, received $504,394 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives US$6,687 per month for services provided by Mr. McRae and another director of BBI Holdings Inc.

(2)	In June 2005, 500,000 previously granted options with an exercise price of US$1.00 were extended for a further 14-month period with an exercise price of US$1.19.
(3)	Ms. Louis was the CFO from April 2003 until August 2007. She acted as Corporate Treasurer of the Company from August 2007 until January 2008 then resumed the position of CFO in January 2008.
(4)	This amount represents Ms. Louis’ total salary for the fiscal year ended February 29, 2008.
(5)	100,000 options with an exercise price of US $1.42 were granted on January 10, 2008, for a 10-year term.
(6)	In June 2005, 50,000 previously granted options with an exercise price of US$1.00 were extended for a further 14.5-month period with an exercise price of US$1.19.
(7)	Mr. Haliburton was the CFO of the Company from August 2007 until January 2008.
(8)	This amount represents amounts paid for a 5-month period during the fiscal year ended February 29, 2008.
(9)

40,000 options with an exercise price of US $3.45 were granted on August 7, 2007, for a 10-year term. These options, unvested, were cancelled upon Mr. Haliburton’s departure from the Company in January 2008.

(10)	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(11)	100,000 options with an exercise price of US $1.42 were granted on January 10, 2008, for a 10-year term.
(12)	In June 2005, 50,000 previously granted options with an exercise price of US$1.00 were extended for a further 9-month period with an exercise price of US$1.19.
(13)

In June 2005, 3,504 previously granted options with an exercise price of US$1.00 were extended for a further 9-month period with an exercise price of US$1.19. In January 2006, 10,000 options with an exercise price of US$1.07 were granted for a 10-year term.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A "long-term incentive plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. During the most recently completed fiscal year, the following incentive stock options were granted by the Company to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Securities	% of Total	Exercise	Market Value of	Expiration Date
	Under Options	Options Granted	or Base	Securities
	Granted	to Employees in	Price	Underlying
	During the	Fiscal year (1)	(US$/	Options on the
	Year		Security)	Date of Grant or
	(#)			Extension of
				Grant
				(US$/Security) (2)
Don Haliburton	40,000	8.7%	3.45	3.45	August 7, 2017(3)
Donna Louis	100,000	21.7%	1.42	1.42	January 10, 2018
Dave Read	100,000	21.7%	1.42	1.42	January 10, 2018

(1)	During the last fiscal year, 460,000 options were granted.
(2)	Calculated as the closing price of the Company’s shares on the Nasdaq SmallCap Market on the date of grant.
(3)	These options, unvested, were cancelled upon Mr. Haliburton’s departure from the Company in January 2008.

Aggregated Option Exercises during the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

The following table sets out the number of options that were exercised by the Named Executive Officers during the most recently completed fiscal year, as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value (1) Realized (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable / Unexercisable (US$) (2)
Ralph McRae	nil	nil	500,000 / nil	175,000 / nil
Donna Louis	50,000	89,500	11,499 / 113,501	2,065 / 2,935

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable / Unexercisable (US$) (2)
Patrick Wilson	nil	nil	56,959 / 30,541	16,718 / 9,207
Dave Read	nil	nil	16,667 / 105,000	1,000 / 300
Sinan ALZubaidi	18,167	38,171	6,000 / 28,500	2,530 / 12,433

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

In-the-money options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company’s shares as at February 29, 2008 was US$1.35.

Option Repricing

The Company did not reprice any stock options during the most recent financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no employment contracts, or compensatory plans, contracts or arrangements that would entitle a Named Executive Officer to receive more than CAD$100,000 including periodic payments or instruments, as compensation in the event of resignation, retirement or other termination of employment or from a change of control of the Company or its subsidiaries, or a change of responsibilities following a change of control. The local laws regarding termination and severance are assumed to apply.

Compensation Committee

The Company’s Compensation Committee is comprised of two independent directors: Jonathan Merriman and Douglas Carlson.

Report on Executive Compensation

The Compensation Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Compensation Committee’s philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Compensation Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the Shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process

The Company’s executive compensation program includes base salary, annual cash or short-term incentives (bonuses). Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Long term incentives are granted in the form of stock options which generally vest over several years of service with the Company. The level of the option grant is related to the ability of that employee to affect the overall performance of the Company. For the financial year ended February 29, 2008, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options.

Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer

The compensation of the chief executive officer is determined in accordance with the considerations described above.

Summary

In summary, the Compensation Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Compensation Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Compensation Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the Shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson
Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 2003 with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. (“LBIX”)
Comparison of Five Year Total Common Shareholders’ Return

	Feb. 28 2003	Feb. 29 2004	Feb. 28 2005	Feb. 28 2006	Feb. 28 2007	Feb. 29 2008
LBIX PRICE (US$)	$1.96	$1.05	$0.84	$1.38	$2.14	$1.35
NASDAQ INDEX	1337.52	2029.82	2051.72	2281.39	2416.15	2271.48

Compensation of Directors

Directors who are not paid executives of the Company receive CAD$1,500 per quarter (pro rated for those serving less than a full quarter) and CAD$500 for each directors’ meeting and committee meeting attended. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the last completed fiscal year, 50,000 stock options were granted to Stephen Fane at the time of his appointment as a new director.

BBI Holdings Inc. (“BBI”), which is controlled by Mr. McRae, receives US$6,687 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. At the Company’s Annual Meeting in August 2003, the Shareholders approved a resolution allowing the directors to grant up to 3,667,328 stock options. The following table sets out information regarding equity securities of the Company as of February 29, 2008:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity securities approved by shareholders	1,510,999	$1.338	2,156,329
Equity securities not approved by shareholders	nil	n/a	n/a

Indebtedness of Directors and Executive Officers

During the last completed fiscal year, no current or former director, executive officer, employee or nominee for director of the Company nor any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

On August 9, 2007, the Company completed a private placement and issued 3,300,001 common shares and 1,650,001 common share purchase warrants. Merriman, Curhan, Ford and Company (“MCF”), a company with a director in common, acted as the placement agent charging placement fees and expenses in the amount of $726,372 and was issued 167,000 warrants. MCF also initiated research coverage on the Company in April 2008. The Company has no ongoing agreement with MCF.

To the knowledge of management of the Company, except as disclosed herein, no informed person of the Company, nominee for director, or any associate or affiliate of any informed person or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Company.

Appointment of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are performed by the directors or executive officers, certain of whom perform these services as contractors to the Company, as disclosed in the Executive Compensation section.

Corporate Governance

National Policy 58-201 (Canada) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

The Company's Board has been set at 7 directors, and there is one vacancy at this time. Five of the directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

  review the Company’s strategies and their implementation in all key areas of the Company’s activities;
  identify opportunities and risks affecting the Company’s business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and its committees, any independent board member may request that all members of management, including management directors, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors’ meetings without the presence of the Chair and non-independent directors. During the year ended February 29, 2008, 2 such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company’s auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company’s management and has therefore not appointed an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Iain J. Harris	Yukon Nevada Gold Corp.
Jonathan Merriman	MCF Corporation

Participation of Directors in Board Meetings

In the year ended February 29, 2008, 8 Board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
Doug Carlson	5
R. Thomas Gaglardi	5
Iain Harris	8
Stephen Fane (1)	1
Ralph McRae	8
Jonathan Merriman	7

(1) Stephen Fane joined the Board in October 2007. There was one Board meeting between the time of his appointment and the end of the fiscal year.

Board Mandate

The Board has adopted a Board Mandate, a copy of which is available on SEDAR at www.sedar.com and is incorporated by reference.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board and for the chairs of each of its committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors.

The Board has not adopted a position description for the CEO, however the duties and responsibilities of the position are reviewed on an ongoing basis by the Board.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, the Nominating and Corporate Governance Committee is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or have served in an executive management position for other private and public companies with similar experience to the Company’s business operations.

New Board members are provided with financial and narrative information regarding the Company’s business and given access to information respecting the functioning of the Board of Directors and its committees along with copies of the Company’s corporate governance policies and minutes of meetings.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the Company’s directors, officers and employees. This Code was filed on www.SEDAR.com on May 30, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 West Georgia Street, Vancouver BC Canada V6G 2Z6, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee.

The Board monitors compliance with the Code through the Nominating and Corporate Governance Committee and also through the Audit Committee and the Company’s Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company’s most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The Board periodically reviews its size to ensure that an appropriate number of directors, representing a diversity of views and business experience, are elected to the Board.

The Nominating and Corporate Governance Committee has responsibility for identifying potential Board candidates. Douglas Carlson is the member of this committee and is independent. The Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the food and beverage industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Nominating and Corporate Governance Committee.

Compensation of Directors and the CEO

The members of the Compensation Committee are Douglas Carlson and Jonathan Merriman, both of whom are independent. These directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the food and beverage industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Committee may have discussions with the CEO, and after receiving his recommendations, the committee is responsible for reviewing and determining the compensation levels of the other executives of the Company with respect to short and long-term incentive awards.

The Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. In fulfilling its role, the Committee may engage independent consultants and advisers at the expense of the Company.

Other Board Committees

The Board has the following Committees:

  Audit Committee
  Compensation Committee
  Nominating and Governance Committee

Assessments

The Board conducts informal assessments of the Board’s effectiveness, the individual directors and each of its committees on a regular basis. To assist in its review, the Board conducts informal surveys of its directors. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee Information

Information regarding the Company’s Audit Committee, together with a copy of the Audit Committee’s Charter, is contained in the Company’s Form 20-F (the “AIF”). A copy of the AIF is available on SEDAR at www.sedar.com.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

The Company is requesting shareholder approval to grant authority to the directors to replace expiring stock options with the same quantity of options at current market prices, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of replacement stock options is attached hereto as Schedule “A”.

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs at Suite 1800 - 1500 West Georgia Street, Vancouver BC, Canada V6G 2Z6, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

Directors’ Approval

This Information Circular contains information as at May 12, 2008, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 27th day of May, 2008

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ralph McRae

Ralph D. McRae, Chairman, President and
Chief Executive Officer

SCHEDULE “A”

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

WHEREAS:

1.

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered;

2.	As previously-issued options expire, the Company intends to re-issue the same quantity of options at current market prices.

IT IS RESOLVED THAT:

1.

the directors are authorized in their absolute discretion to replace expiring stock options with new options at the current market price on the date of expiry, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company;

2.	incentive stock options previously granted to insiders of the Company during the prior year be ratified, approved and confirmed;

3.	the directors be authorized to amend incentive stock options held by insiders of the Company from time to time; and

4.	no further shareholder approval will be required prior to the exercising of these options or amended options.